                                Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



                                   **********


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PROVIDENT BANK LOGO

                     One East Fourth Street
                     Cincinnati, Ohio 45202
                     providentbank.com


                                                            WHAT'S ON YOUR MIND?
                                   ANSWERS TO YOUR QUESTIONS ABOUT STOCK OPTIONS

I HEAR PEOPLE TALK ABOUT STOCK OPTIONS, AND KNOW THAT I HAVE SOME FROM A GRANT GIVEN TO EMPLOYEES IN 2000. ARE THESE REFERENCES TO STOCK OPTIONS ALL THE SAME?

Actually, there are several different types of stock options, ranging from the all-employee option plan of 2000 to executive option plans from 1988 and 1997. If you are not certain which stock plan your options came from, look at your Stock Option Certificate, which you would have received with your option grants. These will identify the plan from which your options came, as well as the option price (price at which those shares may be purchased), the vesting schedule, and the term of the options (the date by which they expire). Having knowledge of your Stock Option Certificate will help you understand many of the questions below.

Other questions can be answered by going to the Provident Intranet site. Click on PFGI (on blue navigation bar) then click on Human Resources. On the far right of that page you will find a section on Stock Options. Click there and you will find the prospectus for the 1988, 1997 and 2000 option programs. You also will find every form, and all necessary instructions and information to perform various stock transactions (as discussed in some of the below questions).

HOW MANY SHARES DO I HAVE OF "ALL-EMPLOYEE" OPTIONS GIVEN TO US IN FEBRUARY OF 2000 AND WHEN ARE THESE FULLY VESTED?

The answer to this question will depend upon how many options you received initially and whether or not you have exercised any of these already. These options were given to all then eligible associates on February 9, 2000 and subsequently have been given to all newly hired associates since February 29, 2000 (unless otherwise participating in the executive options program). The following is an explanation of how many options you would have received of this stock based upon the year you were hired.

For all associates eligible for this program on February 29, 2000 (i.e., those employed but not participating in other stock option programs at that time), you were given options in the following amounts: 400 options for all Exempt associates, 200 options for all full-time Non-Exempt associates (i.e., those in positions eligible for overtime pay), and 100 options for part-time Non-Exempt associates. For those of you hired in the year 2000, but after February 29, you received the same number of options as others in your associate job classification did on 2/29/00 ( i.e., same as outlined above for Exempt, full-time Non-Exempt, or part-time Non-Exempt). However, since the option price changed throughout the year based upon the stock price on the day when your options were granted, your current $ values will differ from those of a person hired on a different day, with a different stock price.

For those of you hired before 2/29/00, or hired later in 2000, the above paragraph tells you the number of options you received then; all of you receiving these options in 2000 vest at 20% a year until you reach the fifth anniversary of your grant date, in 2005, when you would be fully vested. The following table will explain to the rest of you the number of options you would have received from 2001-2004 and the percentage that those options have vested for each year full year since their grant date (that will tell you how many options are vested now). Under the all-employee program, all options must be 100% vested by the end of 2005:


PLEASE NOTE THAT, AT THE TIME OF THE CLOSING DATE OF THE NATIONAL CITY MERGER, ALL OF THE OPTIONS IN THIS PLAN WILL BECOME 100% VESTED IMMEDIATELY.


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The number of options granted and percent vested after each full year based upon year of hire are outlined in the table below:

                                 2001           2002              2003            2004
                                 ----           ----              ----            ----
Exempt Associates             320 (25%)       240 (33%)        160 (50%)        80 (100%)
Non-Exempt full-time          160 (25%)       120 (33%)         80 (50%)        40 (100%)
Non-Exempt part-time           80 (25%)        60 (33%)         40 (50%)        20 (100%)

HOW DO I KNOW THE $ VALUE OF EACH OF MY OPTIONS?

The value will differ from person to person based upon the option price per share on the date your options were granted. This price can be found on the stock grant certificates you were given when you were issued your options.

WHAT HAPPENS TO MY OPTIONS AT THE TIME OF THE CLOSING DATE WITH NATIONAL CITY?

For all Provident associates employed on that date, your options, whether from the "all employee" option program or from executive options, will become fully vested and exercisable. Your options will not expire as the result of the merger with National City and the expiration dates of your options will not change. However, on the date of the merger with National City, all Provident stock options will be converted to National City stock options. You will receive 1.135 option shares of National City stock for each option share of Provident stock (e.g., 200 Provident stock options will be converted to 227 National City stock options).

WHAT IS THE DEADLINE FOR EXERCISING MY STOCK OPTIONS?

The date by which associates must exercise their options due to retirement or termination of employment varies according to which of the above three plans covers the option grant. Please review your stock option prospectus for these details. In addition, if you receive severance pay as a result of the merger, your termination date will be the last day of your severance payment period.

For example, if you receive eight weeks of severance pay and your option plan states you must exercise your options within 90 days of termination of employment, the 90-day window will not begin until the end of your eight weeks of severance.

CAN I, OR SHOULD I, EXERCISE MY STOCK OPTIONS NOW?

Only you can determine when the best time is to exercise your options. You can exercise your vested stock options now, whether from the all-employee option program of four years ago or from individual stock option grants. However, you do not have to exercise your vested options now.

IF I CHOOSE TO EXERCISE MY CURRENTLY VESTED OPTIONS NOW, WHAT IS THE PROCEDURE TO FOLLOW?

There are two different ways to exercise your options: 1) through a Cashless Exercise, or 2) through a Cash/Purchase Exercise.

In a Cashless Exercise, shares of vested options are sold at the then current market price through your individual PSI account (which you must establish and which is explained further below). The exercise price, brokerage fees and taxes are deducted from the proceeds of the sale, and the net proceeds are disbursed according to the conditions you indicated on your PSI New Account Application (also explained below). The Cashless Exercise allows you to exercise your vested options without using any of your own money.

In a Cash/Purchase Exercise, you can purchase Provident common stock, represented by your vested options, at a fixed price (which is the exercise price). You pay the exercise price, plus taxes. For example, if you exercise 100 options, and have an exercise price of $26.68 per share, you would deliver a check for


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$2,668 (100 options x the exercise price of $26.68), plus the amount of taxes owed. After this transaction, you would own 100 shares of Provident common stock, which would be deposited into your PSI brokerage account.

SO I NEED A PSI ACCOUNT FOR THE CASHLESS EXERCISE. HOW DO I GO ABOUT CREATING AN ACCOUNT?

If you do not have a PSI brokerage account, or have one that is 3 or more years old, you must fill out a PSI New Account Application Form, which you can find on the Provident intranet site, under Human Resources (see above answer to 1st question for how to access). This form tells PSI exactly how you would like your money to be disbursed whenever you exercise options. You should open this account at least one week before exercising your options. If you have any questions, please contact PSI at (513) 579-2365.

You also must sign a Stock Power Form for every exercise and submit it to PSI. This form also is on the intranet site under Human Resources (see answer to 1st question above for how to access).

This form authorizes PSI to disburse your income in the manner you designated on your application. Sign at both "X's" at the bottom of the form and send to PSI, which will complete the top portion of the form after the exercise is completed.

WHEN I DECIDE TO EXERCISE MY OPTIONS HOW DO I GO ABOUT DOING IT?

After the above steps are followed, you can exercise your vested options by filling out the Stock Option Exercise Form, in its entirety, and indicating on it the type of exercise you are making (i.e., cash or cashless). You also can find this form on the intranet site with Human Resources (see answer to 1st question above for how to access). This form must be sent to the Stock Options Administrator, MS 456E or by FAX to (513) 639-4523. PLEASE DO NOT SEND FORM AND FAX; this will slow up processing. You then must call PSI at (513) 579-2365 in order to finalize the exercise of any Cashless Exchanges.

For questions or additional information, call the Stock Options Administrator at
(513) 345-7184 or (513) 579-2093.

HOW DO I KNOW WHAT IS BEST FROM A TAXATION ISSUE WHEN I CHOOSE TO EXERCISE OPTIONS?

Unfortunately, everybody's tax situations are different and often require answers very specific to your own financial situation. Please consult with your own advisor.


Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484
Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.


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